Exhibit 99.1

RISK FACTORS

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2012 (file number 333-185681), referred to herein as the Registration Statement on Form F-3, when deciding whether to purchase our ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into the Registration Statement on Form F-3 are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations, and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

In the past few years, we have experienced significant losses and negative cash flows from operations. As a result, we suffer from low liquidity. If these trends continue in the future, it would adversely affect our financial condition.

We have incurred significant losses and negative cash flows from operations in the past. We have had net losses of $15.6 million, $38.2 million, $32.4 million and $11.0 million in 2009, 2010, 2011 and the nine months ended September 30, 2012, respectively.  Our cash flows from operations have gone from $966 million in 2009 to negative cash flows of $8.4 million in 2011, and were a negative $4.0 million in the nine months ended September 30, 2012. As of September 30, 2012, we had cash and cash equivalents of $1.9 million compared to cash and cash equivalents of $4.0 million as of December 31, 2011 and $12.3 million as of December 31, 2010. These results have had a negative impact on our financial condition, including our failure to meet certain covenants included in our existing credit facilities. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we shall be able to improve our liquidity, that we will be able to satisfy the covenants in our credit facilities, that we will be able to reduce operating expenses or that we will be able to find alternative financing if necessary. If these trends continue, we would encounter difficulties in funding our operations, which would have a material adverse affect on our business, financial condition and results of operations.

Unfavorable changes in economic conditions and decreases in capital expenditures by our customers have had and could continue to have a material adverse effect on our business and results of operations.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products, such as those marketed and sold by us. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades.

Our results were also affected by the declines in the financial services industry. In 2011 and in the nine months ended September 30, 2012, approximately 34% and 12% of our revenues, respectively, were derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our revenues decreased significantly from $69.5 million in 2009 to $47.3 million in 2010 and to $27.2 million in 2011. Our revenues for the nine months ended September 30, 2012 were $11.8 million compared to $20.7 million for the nine months ended September 30, 2011. We expect our revenues to further decrease in the fourth quarter of 2012, mostly as a result of the sale of BluePhoenix Knowledge Management Systems Ltd. and the sale of the operation of Bridgequest Inc.

We have identified and continue to experience, from time to time, delays in purchase order placement by our customers and longer sales cycles.  We believe that the significant downturn in the economy caused our customers to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, many of our customers have delayed or cancelled information technology projects. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers. In addition, we anticipate that our low liquidity and financial condition may negatively impact the willingness of customers to place purchase orders with us.

We cannot predict the timing, strength or duration of any economic slowdown or any subsequent recovery. If the conditions in the markets in which we operate remain the same or worsen from present levels, or if customers are dissuaded to contract us due to our financial condition, our business, financial condition and results of operations would be materially and adversely affected.

We had negative cash flows from operations in 2011 and 2012 which, if we are not successful in increasing our revenues or reducing our expense level, may continue.

We had negative operating cash flows of $7.6 million in 2010 and $8.4 million in 2011. In the nine months ended September 30, 2012, we had negative operating cash flows of $4.0 million compared to $6.4 million during the nine months ended September 30, 2011. The change in operating cash flow in 2011 compared to 2010 is primarily attributable to the significant decrease in revenues in 2011 compared to 2010, as well as the decrease in the amount of receivables subject to sale of receivables agreements, which decreased from $5.6 million in 2010 to $618,000 in 2011. The change in the operating cash flow in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 is primarily attributable to the significant decrease in our operating loss following the completion of the implementation of our cost saving plan.

Based on the continuing decline in revenues in 2010 and 2011, we continued during these years to reduce our workforce. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues and we continued to have a negative cash flow in the nine month ended September 30, 2012. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, and as a result of the decrease in the amount of receivables that are subject to sale of receivables agreements, we incurred significant losses and negative cash flow in 2011 and in the nine months ended September 30, 2012.

In the second quarter of 2012, we completed the sale of our knowledge management business, we sold our 51% shareholdings in Liacom Systems Ltd., and we initiated the sale of the business of BridgeQuest.Inc. We may consider selling additional assets in 2013 in order to improve our liquidity. These dispositions, together with the cost saving plan conducted in 2010 through the first quarter of 2012, are intended to set our expenses at a level commensurate with expected revenue levels. There can be no assurance, however, that such plans will result in reduced expense levels commensurate with our reduced level of revenues. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The loss of customers, generally, and in particular the loss of a significant customer or  several customers that, together, account for a significant portion of our revenues, could cause a reduction in our revenues and profitability, which in turn could materially adversely affect our business, financial condition and results of operations.

We do not know if, or for how much longer, our customers will continue to purchase the products and services that we offer. For example, in 2011, we lost three major customers for our consulting services. The decrease of their revenues caused reduction in our revenues from customers located in Europe and Denmark, as a percentage of revenues, compared to 2010. A small number of customers has accounted for a substantial portion of our current and historical net revenues. The loss of any major customer or a decrease or delay in orders or anticipated spending by such customer could materially reduce our revenues and profitability. The loss of several customers at once may impact our revenues and profitability significantly, even if each of those customers, separately, has not accounted for a significant amount of our revenues. The loss of customers may cause a significant decrease in revenues and profitability which may adversely affect our business, results of operations and financial condition. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

A portion of the consideration from a sale of assets during 2011 was put in escrow which if not released, would materially affect our business, financial condition and results of operation.

In connection with the sale of our AppBuilder technology to Magic in 2011, a portion of the consideration was put in escrow. As of December 15, 2012, $2.0 million is still deposited in escrow. Subject to the fulfillment of certain conditions, half of the outstanding balance of the escrow funds is expected to be released on December 31, 2012 and the remaining balance on December 31, 2013. We cannot assure you that we will be able to satisfy all of the conditions for the release of these funds, which are primarily dependent on the lack of lawsuits to be filed against us. If any such suits are filed or if we do not comply with terms for release from the escrow, certain amounts may be deducted from the escrow funds and we will forfeit our right to such amounts, resulting in a material adverse effect on our business, financial condition and results of operations.

Raising money to finance our operations involves, from time to time, issuance of equity securities which may dilute your holdings in our company.

In order to finance our operations, we may borrow money from to time from our shareholders or other third parties. Our arrangements with any such parties may include the issuance of equity securities or conversion options of loans and interest accrued thereon into equity securities. For example, in 2012, we entered into a series of transactions with our three major shareholders, which included conversion options of the loans extended and that may be extended to us by the three shareholders into ordinary shares. The issuance of equity securities to lenders, in such case, would dilute your holdings in our company.

If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions to minimize the effect of economic downturns on our operations and, in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. However, we are limited in our ability to reduce expenses due to the ongoing need to maintain our worldwide customer service and support operations and to invest in research and development. In circumstances of reduced overall demand for our products, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations. If we are unable to align our cost structure in response to economic downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

Based on the continuing decline in revenues in 2010 and 2011, we continued during these years to reduce our workforce. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues and we continued to have a negative cash flow in the nine month ended September 30, 2012. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, and as a result of the decrease in the amount of receivables that are subject to sale of receivables agreements, we incurred significant losses and negative cash flow in 2011 and in the nine months ended September 30, 2012.

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects, timely comply with project delivery schedules and meet customer demand. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer in order to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources. Furthermore, modernization projects deal with customer mission critical applications, and therefore encapsulate risk for the customer. Therefore, customers are more cautious in entering into transactions with us, and accordingly, the process for approval and signing of deals may be a lengthy and expensive. We make efforts to mitigate such risks associated with legacy modernization projects but from time to time we encounter delays in the negotiation process.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations can occur as a result of any of the following events:

•	global economic trends;
•	global political trends, in particular, in the middle east and in countries in which we operate;
•	adverse economic conditions in various geographic areas where our customers and potential customers operate;
•	acquisitions and dispositions of companies and assets;
•	timing of completion of specified milestones and delays in implementation;
•	timing of product releases;
•	timing of contracts;
•	increases in selling and marketing expenses, as well as other operating expenses; and
•	currency fluctuations and financial expenses related to our financial instruments.

In particular, we experienced a significant decrease in our revenues during 2010 and 2011. Such decreases were primarily due to a decline in the number of our customers, mostly in our legacy modernization projects. These decreases resulted from the continuing effects of the worldwide economic downturn and uncertainty, particularly in the financial services and banking sector which is our target market. As a result of market uncertainty, we identified delays in our customers’ placement of purchase orders and longer sales cycles.  In the nine months ended September 30, 2012, our revenues decreased to $11.8 million compared to $20.7 million in the nine months ended September 30, 2011, largely as a result of these factors, including a continuing decrease in the number of our legacy modernization projects and the sale of certain subsidiary and activities.

As a result of the foregoing, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A delay in collecting our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, in light of the global economy downturn, collecting our fees from customers has become increasingly difficult. Although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

If we are unable to invest in new products and markets or to manage the effects of changes in our offering portfolio, our results will be adversely affected.

We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience, and generic technologies to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products.

Due to a decline in our revenues, we have had to reduce our research and development expenditures. Our research and development costs were $1.3 million in the nine months ended September 30, 2012 compared to $3.4 million in the nine months ended September 30, 2011. In 2011, our research and development costs decreased to $4.2 million from $6.7 million in 2010 and $11.4 million in 2009. These decreases resulted in large part from decreased head count in research and development. During 2010 and 2011, the number of our employees engaged in research and development has been decreased from 190 employees to 77 employees. As of December 15, 2012, we have approximately 33 employees engaged in research and development.

These reductions, and any future reductions we may be required to make, in research and development may result in our being unable to maintain or increase our market share. Such a failure to maintain market share could result in a further decline in our revenues and operating results.  Moreover, if we seek to increase our research and development expenses without a corresponding increase in revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements, in which case our revenues will decline and we may lose market share to our competitors.

Our failure to invest in new products and markets or to manage the effects of changes in our offering portfolio could result in our loss of market share, and our business, financial condition and results of operations could be materially and adversely affected as a result.

Our results have been adversely affected by the impairment of the value of certain intangible assets, and we may experience impairment charges in the future.

The assets listed in our consolidated balance sheet as of December 31, 2011, include, among other things, goodwill valued at approximately $14.2 million, technology valued at approximately $1.9 million and intangible assets related to customers’ relations valued at approximately $1.1 million. As of September 30, 2012, the assets in our balance sheet include goodwill valued at approximately $12.5 million, technology valued at approximately $175,000 and intangible assets related to customers’ relations valued at approximately $580,000. The applicable accounting standards require that:

•	goodwill is not amortized, but rather is subject to an annual impairment test, as well as periodic impairment tests if impairment indicators are present; and

•
intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

In 2011, we performed impairment tests and sold certain assets resulting in a decrease of our goodwill of $22.7 million, of which $9.6 million were identified as impairment loss related to goodwill of our overall assets and $13.1 million were the result of the sale of AppBuilder. These losses were charged to operations. The impairment of our overall assets was due, in part, a reduction in future expected cash flows from these assets and reduction in our market capitalization.

If we continue to experience reduced cash flows and our market capitalization falls below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. If our goodwill or intangible assets were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the intangible assets, we could be required to reduce or write off such assets. Such write-offs could have a material adverse effect on our business and operating results.

If we are unable to attract, train, and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Such a failure could have a material adverse effect on our business and operating results.

As part of our expansion strategy, we developed offshore center in Romania and Russia. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. As a result, in November 2012 we announced our intent to sell our offshore center in Russia. The establishment of additional offshore facilities, if that occurs, may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments based upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition.

If our tools or solutions do not function efficiently, we may incur additional expenses.

In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors, and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we may incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions, or if we fail to timely deliver our solutions to our customers, we may be required to pay penalties, our contracts may be cancelled and we may be the subject of damages claims.

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, we may be required under the customer agreement to pay penalties to our customers or pay their expenses (as occurred in 2010) and our customers may have the ability to cancel our contracts. Payments of penalties or a cancellation of a contract could cause us to suffer damages. In addition, we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

We are exposed to significant claims for damage caused to our customers’ information systems.

Some of the products, tools, and services we provide involve key aspects of our customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. We cannot guarantee that the limitations of liability under our product and service contracts, if any, would be sufficient to protect us against legal claims. We cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us.

Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim, if submitted, may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

We may experience greater than expected competition that could have a negative effect on our business.

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sales of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include:

•	small vendors who provide specific solutions for a particular area of modernization, such as Ateras, Anubex, Migrationware, HTWC, Speedware and Most;

•	large system integrators such as IBM, HP, Dell, Accenture and Cap Gemini, some of whom we also partner with;

•	independent software vendors such as Micro Focus and Metaware; and

•	Indian system integrators such as TCS, WIPRO, Infosys and Patni.

We may be unable to differentiate our tools and services from those of our competitors, or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

Many of our existing and potential competitors may have or acquire more extensive development, marketing, distribution, financial, technological and personnel resources than we do. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our customers or prospective customers will not result in price reductions for our tools and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition, and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain software. Under the escrow arrangements, the software may, in specified circumstances, be made available to our customers. From time-to-time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

Our loan agreements with the banks contain covenants regarding our maintenance of certain financial ratios. As of December 15, 2012, we had approximately $290,000 of outstanding loans to banks.

The covenants contained in our credit facilities restrict, among other things, our ability to pledge our assets, dispose of assets, issue certain securities, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios.  If we fail to comply with the covenants included in our agreements with the banks, as occurred in the past, we will be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

If we fail to meet our covenants to the banks, or otherwise breach the terms of our credit agreements, the banks may foreclose on certain pledged assets and as a result, our business could be seriously harmed.

As part of our credit agreements with the banks, some of our assets were pledged to the banks. As agreed with the banks, if we fail to meet the covenants specified in our credit agreements, fail to repay our debt to the banks when it becomes due or in any other event of default under our credit facilities, and a waiver in respect of our failure has not been received from the banks, the banks may foreclose on the pledged assets to satisfy the debt. Foreclosure by lenders on our assets would have a material adverse affect on our business, financial condition and results of operations.

If the Ministry of Production in Italy requires the immediate repayment of an outstanding loan received by a subsidiary, our business, financial condition and results of operations may be harmed.

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of September 30, 2012, the remaining loan balance was approximately $208,000. Our subsidiary's operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount. If this happens, our business, financial condition and results of operations may be harmed.

Risks Relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

We have international operations, which require significant management attention and financial resources. In order to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. Based on the significant decline in revenues, we sought to reduce our expenses during 2010 and 2011 by implementing a workforce reduction, including significant reductions to our marketing and sales department.

Risks inherent in our worldwide business activities generally include:

•	currency exchange fluctuations;
•	unexpected changes in regulatory requirements;
•	tariffs and other trade barriers;
•	costs of localizing products for foreign countries;
•	difficulties in operations of management;
•	potentially adverse tax consequences, including restrictions on the repatriation of earnings; and
•	the burdens of complying with a wide variety of local legislation.

We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results, and financial condition.

Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

Since we operate in several countries, we are impacted by inflation, devaluation and fluctuation of various currencies. We enter into transactions with customers and suppliers in local currencies, while the reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. Fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. In addition, fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations, and our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. In the past, we entered into forward currency exchange contracts and other arrangements in order to hedge our foreign currency exposure. Such arrangements are not always effective or sufficient to offset the fluctuations in currency exchange rates.

Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars, British Pounds and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to these foreign currencies would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income will be adversely affected.

We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different from management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. The taking of control by Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, of the entire Gaza Strip in 2007, further strained relations between Israelis and the Palestinians. The current political situation between Israel and its neighbors may not improve. The impact on Israel of the recent political changes in Syria, Egypt, Libya and other Arab countries is still unknown. Political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45, depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

Political relations could limit our ability to sell or buy internationally.

We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

It may be difficult to serve process and enforce judgments against our directors and executive officers in Israel.

We are organized under the laws of the State of Israel. Certain of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to effect service of process within the United States on us or any of our executive officers or directors who are non-residents of the United States and/or bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

It may further be difficult to enforce court judgments obtained in the United States, including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are non-residents of the United States, Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

As a general rule Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that certain conditions (including that it was rendered under the laws of the competent court, that it may no longer be appealed, enforceability and that it is not contrary to public policy.) Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if it finds it was obtained by fraud, lack of due process or that at the time suit was filed in the foreign court, the same matter was pending before an Israeli court.

If we shall be considered as being engaged in a "trade or business within the United States," we shall be subject to U.S. income tax, with respect to our income that is "effectively connected" with such U.S. trade or business, although we have substantial accumulated losses for tax purpose, and otherwise would not effectively pay income tax.

Our company, BluePhoenix Solutions Ltd., is an Israeli corporation which is subject to Israeli income tax with respect to its operations. However, the majority of our board members are U.S. tax residents. In addition, our chief executive officer is a U.S. citizen and certain general management and control over the business activities of our company is being conducted in the United States. The day-to-day management of our company is currently conducted outside the United States but we may consider in the future conducting certain activities in the United States. We have been advised that if the day-to-day management of our company is determined to be conducted in the United States, we shall be subject to U.S. state and federal income tax as follows:

•
we will be subject to U.S. federal income tax at the same graduated rates applicable to a U.S. domestic corporation (i.e., generally up to approximately 35%) with respect to the portion of our income that is “effectively connected” with such U.S. trade or business.  A “branch profits” tax will also apply; and.

•
the gain on the sale of assets used or held for use in the conduct of a U.S. trade or business should generally be subject to U.S. state and  federal corporate tax, similar to income that is “effectively connected” with a U.S. trade or business.

If we become subject to U.S. state and federal corporate tax, we will not be able to offset against our U.S. income our accumulated net operating losses for tax purposes, which losses were $72.0 million as of December 31, 2010. In addition, we may not be able to offset capital gain upon sale of our assets against our accumulated net operating losses for tax purposes. If this happens, our business, financial condition and results of operations would be materially adversely affected.

Risks Relating to Our Traded Securities

If we fail to comply with the minimum bid price requirement or any other minimum requirement for continued listing on the NASDAQ Global Market, our shares may be delisted.

On December 28, 2011, we executed a one-for-four reverse split of our ordinary shares, resulting in a decrease of the number of our authorized ordinary shares from 40,000,000 to 10,000,000, a decrease of the number of our outstanding ordinary shares from 25,243,610 to 6,310,903 at that time, and an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04. The reverse share split was executed in order to regain compliance with NASDAQ's minimum bid price requirement of $1.00 per share, following the receipt from NASDAQ Global Market of a letter notifying us that we failed to comply with the minimum bid price requirement for continued listing on the NASDAQ Global Market as set forth in Marketplace Rule 5450(a)(1).

Following the reverse share split, we regained compliance with the minimum closing bid price requirement. The closing bid price of our ordinary shares on the NASDAQ Global Market, as of December 19, 2012, was $4.29.

In September 2012, we received an additional letter from NASDAQ Global Market advising us that according to the Form 6-K filed by us for the period ended June 30, 2012, our shareholder equity fell below the minimum $10 million requirement set forth in Marketplace Rule 5450(b)(1)(A) for continued listing on the NASDAQ Global Market. During the third quarter of 2012, we regained compliance with the shareholder equity minimum requirement.

We cannot assure you that we will be able to continue to comply with The NASDAQ Global Market minimum requirements. If we fail to comply with those requirements within the required period, and we shall not be able to take sufficient steps to regain compliance, our shares may be delisted from The NASDAQ Global Market.

The market price of our ordinary shares has been and may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past years, the closing price of our ordinary shares experienced significant price and volume fluctuations. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market during each of the last three years, after giving effect to the one-for-four reverse split executed in December 2011, are summarized in the table below:

	High	Low
2012 (through December 19)	$4.29	$1.25
2011	$10.00	$2.01
2010	$11.76	$4.80
2009	$15.40	$6.48

As of December 19, 2012, the market price of our ordinary shares was $4.29. We cannot assure you that the market price of our ordinary shares will return to previous levels. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

•	additional impairments of our intangible assets;
•	our continued operating losses and negative cash flows;
•	our continued non-compliance with our debt covenants;
•	our inability to secure funding;
•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	adverse consequences of litigation;
•	public announcements concerning us or our competitors;
•	the introduction or market acceptance of new products or service offerings by us or by our competitors;
•	changes in product pricing policies by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	sales of our shares by existing shareholders; and
•	the loss of any of our key personnel.

In addition, global and local economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Future sales of our shares to be registered for resale in the public market could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

As of November 30, 2012, we have 10,598,047 ordinary shares outstanding and 838,543 ordinary shares reserved for issuance under our employee equity compensation plans, including 547,648 shares reserved for issuance upon the exercise of outstanding employee options, warrants and unvested restricted stock units. As of such date, we also had the following commitments to issue our ordinary shares:

•	127,928 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the private placement consummated in October 2009; and

•	3,000 ordinary shares issuable upon exercise of warrants issued to Liolios Group, Inc., in connection with certain services provided to us.

We registered for resale the shares underlying the warrants issued to the institutional investors in October 2009, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees" of our annual report on Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 17, 2012, as amended on April 24, 2012, and as further amended in our Form 6-K filed with the Securities and Exchange Commission on December 21, 2012, referred to as “our Form 20-F for 2011."

The exercise of options by employees and office holders, vesting of restricted stock units granted to employees and office holders, exercise of warrants by investors and conversion of loans to equity, would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options, warrants or conversion rights, could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2011, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if after applying certain look-through rules (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the value of our assets averaged quarterly over the taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation — United States Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company” of our Form 20-F for 2011.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain listing requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Global Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to the NASDAQ Global Market in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We follow home country practice with regard to distribution of annual reports to shareholders, meetings of independent directors in which only independent directors participate, approval of share compensation plans and changes in such plans and approval of share issuance or potential issuance which results in a change of control of the company.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a “foreign private issuer,” as such term is defined in Rule 405 under the Securities, where more than 50 percent of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. If we were to lose our “foreign private issuer” status:

•	we would no longer be exempt from certain of the provisions of U.S. securities laws such as, Regulation FD and the Section 16 short swing profit rules;
•	we would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
•	we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;
•	we may lose the ability to reply upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers;
•	we would be required to include substantially more information in proxy statements than presently provided; and
•
if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

We expect that complying with these additional requirements, if we are no longer considered a foreign private issuer, would significantly increase our legal and audit fees which in turn, could have a material adverse affect on our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This document (including documents incorporated by reference herein, the risk factors section and the quarterly financial statements) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statements are forward-looking.

Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	adverse economic conditions in various geographic areas where our customers and potential customers operate;

•	timing of completion of specified milestones and delays in implementation;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	our ability to accurately predict and respond to market developments or demands;

•	the impact of failures to accurately estimate the costs of fixed-price projects which may result in lower margins or losses;

•	fluctuations in inflation and currency rates;

•	delays in collection of our fees from customers which may result in cash flow shortages;

•	the competitive nature of the modernization market in which we operate, including the functionality of the tools developed and marketed by our competitors; and

•	the risks discussed in the Risk Factors section above and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for 2011.

In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

We undertake no obligation to update any forward-looking statements after the date of the Registration Statement on Form F-3, whether as a result of new information, future events, or otherwise, except as required by applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the nine months ended September 30, 2012 and our audited financial statements for the year ended December 31, 2011 included in our Form 20-F for 2011 and incorporated by reference herein.

Overview

We engage in the IT modernization solutions business and provide professional services. During 2011 and 2012, we pursued our strategic plan in order to focus on the legacy modernization business. Accordingly, we sold certain activities and our holdings in certain subsidiaries, and shut down certain of our operations as described below.

We have experienced a significant decline in our revenues from $69.5 million in 2009 to $47.3 million in 2010 and to $27.2 million in 2011. Our revenues for the nine months ended September 30, 2012 were $11.8 million compared to $20.7 million for the nine months ended September 30, 2011. The decline in our revenues stems from the sale of AppBuilder technology in 2011 and certain other activities and subsidiaries in 2012, as well as the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Economic conditions in our target markets have experienced a significant prolonged downturn and remain uncertain. Challenging economic times have caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. Our services, particularly in modernization projects, deal with customer mission critical applications and encapsulate risk for the customer. Therefore, our customers are more cautious in entering into these types of transactions with us, and consequently, the process for approval and signing of deals may be lengthy and expensive.

In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that have a cost effective impact on the customers’ information technology spending, which is particularly important during difficult economic environment.

We sought to offset the decrease in our revenues by instituting initiatives to reduce costs, improve working capital and mitigate the effects of the different related economic conditions on our business. The number of our employees has decreased from approximately 630 in 2009 to 460 in 2010 and to 350 in 2011. As of November 30, 2012, we employ approximately 130 employees. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, the significant amount of severance and other termination costs contributed to our losses and negative cash flow in 2011 and the nine months ended September 30, 2012.

In 2011, we entered into an agreement with Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. As of December 15, 2012, $2.0 million is still held in escrow. Subject to the fulfillment of certain conditions, half of the outstanding balance of the escrow funds is expected to be released on December 31, 2012 and the remaining balance on December 31, 2013. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011, mostly derived from the realization of goodwill in the amount of $13.1 million. During the nine months ended September 30, 2012, we recorded a capital gain of $1.4 million in relation to proceeds received from this transaction.

In addition, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated from these services in 2011 and during the nine months ended September 30, 2012, were $483,000 and $1.55 million, respectively. Following the initiation of the sale of operations of BridgeQuest Inc., we reached an understanding with respect to these services, but we do not expect to derive additional revenues from these services in 2013.

Our investment in research and development in 2011 amounted to $4.2 million, compared to $6.7 million in 2010 and $11.4 million in 2009. During the nine months ended September 30, 2012, our investment in research and development amounted to $1.3 million compared to $3.4 million during the nine months ended September 30, 2011. The decrease in software development costs in 2011 compared to 2010 and further in the nine months ended September 30, 2012, was attributable to the implementation of our cost saving plan which was aimed to reduce the overall number of our employees, including those engaged in research and development activities. The decrease in software development costs in 2010 compared to 2009 was attributable to the reallocation of human resources from research and development costs to cost of sales and termination of employment of a significant number of employees as part of the continued implementation of our cost savings plan.

We have also incurred significant charges related to impairment losses on our goodwill.  Pursuant to impairment tests performed in 2011, 2010 and 2009, impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit were identified and charged to income. These impairment losses are attributed mainly to the decrease our in revenues and the decline in our stock price.

In May 2012, we completed the sale of our 51% share holdings in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.7 million. This sale was part of our strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans.

In June, 2012, we entered into an agreement for the sale of our holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550,000.

In November 2012, we announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary. As a result, we do not expect to derive revenues from BridgeQuest, Inc. in 2013. BridgeQuest Inc. is our wholly owned subsidiary in the time and materials business with over 90 employees in Russia and the US. The sale is part of a series of actions over the last year intended to shed less profitable business units of BluePhoenix

On September 11, 2012, we reported the voluntary delisting of our ordinary shares from trading on the Tel Aviv Stock Exchange, which delisting became effective on December 13, 2012.

Challenges and opportunities

In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date - or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies. However, these cycles are slow and provide us with the time to update our tolls and products and build the necessary knowledge in house.

The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new tools and services that satisfy the emerging needs is a critical success factor.

However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure that there will be a predictable demand for our offerings. Variables ranging from the macro-economic climate, to the competitive landscape, to the perceived need that the enterprise market has for a specific modernization solution, may have an impact such as, a longer sales cycle or increased pricing pressure.

To keep up with the anticipated growing demand for our tools and services, we must retain our highly skilled personnel in the fields of project management, legacy systems, and leading modern technologies. Maintaining and growing the requisite skill base can be problematic; personnel with an understanding of legacy technologies is a finite resource and the market for recruiting and retaining such skills can be highly competitive.

Discontinued Operation

In May 2012, we completed the sale of our 51% controlling interest in Liacom for an aggregate consideration of $1.7 million. The sale formed part of our strategic plan to focus on our legacy modernization core business and sell our other non-core activities. Liacom met the definition of a component. Accordingly, the results of operation of Liacom as discontinued operation in the statement of operations and prior periods' results have been reclassified. Unless stated otherwise specifically, all figures below, as well as in our financial statements for the nine months ended September 30, 2012, below, referred to as our quarterly financial statements, exclude Liacom’s results, which are presented as a discontinued operation. See Note 6 to our quarterly financial statements.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Revenues derived from direct software license agreements are recognized in accordance with FASB ASC Topic 985 “Software” (“ASC 985”), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and post-contract support, referred to as PCS.

We allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as VSOE, under which “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.” The fair value of the PCS is calculated by the consistent renewal rate of the PCS stated in the relevant contract. The portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

In some agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered post-contract support (PCS). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

Long term contracts accounted for pursuant to FASB ASC Topic 605-35-25 (prior authoritative literature: SOP 81-1, “Accounting for Performance of Construction-Type Contracts”) are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may affect the recognition of our long-term contract revenues. We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues accounted for pursuant to ASC 605-35-25; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned. We have included all long term contracts arrangements in the service revenue line item since we cannot establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we cannot appropriately justify reflecting the product portion separately in our statement of operations.

Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance of our acquired businesses and investments.

In accordance with FASB ASC Topic 350 “Intangible – goodwill and other,” indefinite life intangible assets and goodwill are not amortized but rather subject to periodic impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our periodic analysis, we make estimates and judgments about the future cash flows of the reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

We have one operating segment and one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2011, 2010 and 2009, we performed impairment tests, and identified impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit, which were charged to operations. We attribute this impairment primarily to the decline in revenues and the decline in prices.

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe this approach best approximates the unit’s fair value. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation, we found that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011. If our market capitalization falls below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

In determining gain or loss on disposal of a portion of the AppBuilder technology, the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

Stock Based Compensation. We account for stock-based compensation to employees in accordance with FASB ASC Topic 718 “Compensation - Stock Compensation.” In the past three years, most of the awards were of restricted stock units (“RSUs”).  RSUs are valued based on the market value of the underlying stock at the date of grant. A small portion of the awards are share options. We measure and recognize compensation expense with respect to share options based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of December 31, 2011, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

Accounts receivable and Allowances for Doubtful Accounts. Our trade receivables include amounts due from customers. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Derivative Instruments. Under the provisions of FASB ASC Topic 815 “Derivatives and hedging,” all derivatives are recognized on the balance sheet at their fair value.

We use foreign currency options, forward exchange contracts and forward interest rate contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under ASC 815.

Recently Issued Accounting Pronouncements

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. We adopted the guidance commencing January 1, 2012.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. This update had no impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU is intended to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45; or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply this amendment for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. ASU No. 2011-11 relates specifically to disclosures, it will not have an impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the FASB Accounting Standards Codification (Codification) in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This update did not have an impact on our consolidated financial statements.

Our Reporting Currency

The currency of the primary economic environment in which the operations of BluePhoenix and most of its subsidiaries are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

We follow FASB ASC Topic 830 “Foreign currency translation” and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in U.S. dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the nine months ended September 30,	Inflation rate in Israel	Revaluation (Devaluation) of NIS against the US$	Revaluation (Devaluation)of euro against the US$
	%	%	%
2011	2.2	(4.6)	(1.7)
2012	2.1	(2.4)	(0.2)

A.            Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Nine months ended September 30,
	2012	2011
	%	%
Revenues	100.0	100.0
Cost of revenues	72.2	75.7
Gross profit	27.8	24.3
Research and development costs	10.6	16.5
Selling, general, and administrative expenses	64.6	58.3
Loss on sale of subsidiary and AppBuilder	(2.9)	0.0
Operating loss	(44.5)	(50.5)
Financial expenses, net	45.2	3.7
Other income, net	(4.9)	0.0
Loss before taxes on income	(84.8)	(54.2)
Income tax (expense) benefit	1.5	0.4
Net loss from continued operation	(86.3)	(54.6)
Loss from discontinued operation	5.7	(0.5)
Net loss	(92.0)	(54.1)
Net results attributable to non-controlling interests	1.4	(0.6)
Net loss attributable to BluePhoenix’ shareholders	(93.4)	(53.5)

Nine months ended September 30, 2012 and 2011

Revenues. Revenues decreased by 43% from $20.7 million in the nine months ended September 30, 2011 to $11.8 million in the nine months ended September 30, 2012. The decrease is mainly attributable to the sale of AppBuilder technology in 2011 and certain other activities and subsidiaries in 2012, as well as from the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Revenues from the activities and subsidiary that we sold, that were derived prior to the sale, amounted to $7.9 million, during the nine months ended September 30, 2011, representing 38% of our revenues for that period. During the nine months ended September 30, 2012, revenues from the activities and subsidiary that we sold amounted to $290,000. Revenues from BridgeQuest amounted to $3.9 million in the nine months ended September 30, 2011 and $4.2 million in the nine months ended September 30, 2012.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades. Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our results were also affected by the decline in the financial services industry, which is one of our target markets. In the nine months ended September 30, 2011, approximately 37% of our revenues derived from the financial services industry, compared to 12% in the nine months ended September 30, 2012. Revenues derived from IT Software/Services industry were approximately 43% of our revenues in 2011 and 49% of our revenues during the nine months ended September 30, 2012.

We have identified delays in placement of purchase orders by customers and longer sales cycles. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, some of our customers have delayed or cancelled information technology projects or are seeking to lower their costs, which have resulted in reduced prices being paid for our products. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us.

We currently concentrate our resources on providing legacy modernization solutions and services. Our revenues are generated from legacy systems modernization (turn-key projects, products and related maintenance) and from long term services and maintenance contracts. Revenues generated from legacy systems modernization decreased by 9%, from $7.6 million in the nine months ended September 30, 2011 to $7.0 million in the nine months ended September 30, 2012. The decrease is mainly due to decrease in revenues from consulting services to legacy modernization customers and the decrease in revenues from software licenses. The decrease was partly offset by revenues from turn-key projects. As a percentage of revenues, revenues from legacy modernization increased from 37% of revenues during the nine months ended September 30, 2011 to 59% of revenues during the nine months ended September 30, 2012.

Revenues generated from our products (software licenses) decreased by 85%, from $2.8 million during the nine months ended September 30, 2011 to $410,000 during the nine months ended September 30, 2012. Revenues generated from our services decreased by 36% from $17.9 million during nine months ended September 30, 2011 to $11.4 million during the nine months ended September 30, 2012.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	Nine months ended September 30,
	2012	2011
	%	%
North America	27	19
Europe	30	47
Asia and the Far East	43	34
Total	100	100

Revenues from customers located in Europe, as a percentage of revenues, decreased from 47% in the nine months ended September 30, 2011 to 30% in the nine months ended September 30, 2011. The decrease stems from the sale of AppBuilder activity, located in Europe, as well as from loss of customers.

Gross Profit. Gross profit decreased by 35% from $5.0 million in the nine months ended September 30, 2011 to $3.3 million in the nine months ended September 30, 2012. The decrease is mainly attributable to the significant decrease in revenues in the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011.

Gross profit as a percentage of revenues, was 28% in the nine months ended September 30, 2012 compared to 24% in the nine months ended September 30, 2011. The increase is mainly attributable to a decrease in the amortization of intangible assets, as well as the decrease in certain direct costs, which was partially offset by the increase in salary costs as a percentage of revenues.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 46% from $15.7 million in the nine months ended September 30, 2011 to $8.5 million in the nine months ended September 30, 2012. This decrease resulted primarily from the reduction in our workforce, as well as the amortization of intangible assets which contributed $1.3 million to our cost of revenues during the nine months ended September 30, 2012. Cost of revenues as a percentage of revenues decreased from 76% in the nine months ended September 30, 2011 to 72% in the nine months ended September 30, 2012. This decrease is attributable to the decrease in amortization of intangible assets, as well as the decrease in certain direct costs, which was partially offset by the increase in salary costs as a percentage of revenues.

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are allocated among our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased by 63% from $3.4 million in the nine months ended September 30, 2011 to $1.3 million during the nine months ended September 30, 2012. The decrease was mainly as a result of the reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. As a percentage of revenues, research and development costs decreased from 17% in in the nine months ended September 30, 2011 to 11% in the nine months ended September 30, 2012.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, depreciation and amortization. Selling, general, and administrative expenses decreased by 37% from $12.1 million in the nine months ended September 30, 2011 to $7.6 million in the nine months ended September 30, 2012. This decrease is attributable to our cost saving plan resulting in dismissal of employees. As a percentage of revenues, selling, general and administrative expenses increased from 58% in the nine months ended September 30, 2011 to 65% in the nine months ended September 30, 2012. The increase was as a result of the significant decline in revenues. Expenses for doubtful accounts decreased from $1.3 million in the nine months ended September 30, 2011 to $215,000 in the nine months ended September 30, 2012, based on a quarterly reassessment.

Gain on sales of subsidiaries and AppBuilder. Gain on sale of AppBuilder, in the nine months ended September 30, 2012, amounted to $1.4 million, and constitute proceeds previously received at the AppBuilder transaction that were subject to fulfillment of certain conditions that have been met. This amount was partially offset against $1.1 million loss on sale of subsidiaries.

Financial expenses, net. Financial expenses increased from $765,000 in the nine months ended September 30, 2011 to $5.3 million in the nine months ended September 30, 2012. Financial expenses include mainly interest paid on a loan extended by third party and expense due to derivative financial instruments and realized gain on marketable securities. Financial expenses also include accounting charges related to warrants previously issued by us, that we record as a derivative, and expenses from fluctuations in foreign currency exchange rate that were offset by income from hedging activity. The increase in financial expenses is mostly attributable to (a) accounting charges related to warrants issued by us in prior years, that we record as a derivative; and (b) increase in fair value of embedded derivative in connection with the loans received from our three shareholders. Financial expenses for the nine months ended September 30, 2012 also include expenses from fluctuation in foreign currency exchange rates that were offset by income from hedging activity.

Other income, net. Other income, net was $580 in the nine months ended September 30, 2012 and constitutes the repayment of loan extended by us to Cicero Inc.

Income tax expense. In the nine months ended September 30, 2012, we had income tax expense of $174,000 compared to income tax expense of $78,000 in the nine months ended September 30, 2011. The tax expense in the nine months ended September 30, 2012 is compounded from $93,000 current tax expense and $81,000 tax benefit related to previous years.

Net loss (profit) from discontinued operation. Net loss from Liacom in the nine months ended September 30, 2012 was $673,000 compared to net income of $97,000 in the nine months ended September 30, 2011.

Net income (loss) attributable to non-controlling interest. Net income attributable to non-controlling interest in the nine months ended September 30, 2012 was $175,000 compared to net loss of $121,000 in the nine months ended September 30, 2011, and represented the non-controlling share in the net profit (loss) of our subsidiary, Zulu Software Inc. The change in non-controlling interest results from the change in the net profit of this subsidiary.

B.            Liquidity and Capital Resources

How We Have Financed Our Business

Public Offerings

In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54.0 million that were equal at the time of the transaction to approximately $11.5 million (the dollar amount was calculated based on the exchange rate at the date of the transaction). All of the notes have been converted into shares.

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures and warrants to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 405,198 ordinary shares. As of December 26, 2012, all outstanding warrants were expired.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. The net proceeds from the offering were mainly used for repayment of debt. As of December 26, 2012, all outstanding warrants were expired.

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 341,144 ordinary shares and the investors were also granted Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, of which warrants to purchase 127,928 ordinary shares are still outstanding. The adjusted exercise price of these warrants is $1.5634 per share.  Other warrants issued to the investors expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Credit Facilities with Banks

As of December 26, 2012, we have outstanding credit facilities with Bank Ha’Poalim Ltd. and Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under these credit facilities as of September 30, 2012 was $368,000. As of December 15, 2012, the aggregate amount outstanding under our credit facilities was $290,000. We used these credit facilities to finance ongoing operations and to make contingent consideration payments. In connection with these credit facilities, we are committed to the banks for certain covenants related to our operations.

As part of our arrangements with the banks, we provided the banks with a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.

Our financial covenants to the banks include the following:

•	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets, provided however that such amount does not fall below $13 million;
•	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $4 million;

•	maintaining a cash and cash equivalents balance of $2 million;
•	maintaining a level of EBITDA in four sequential quarters of no less than $1 million;
•	maintaining maximum amount of financial debt (excluding the loan from third parties described below) of no more than 30% of our total assets;
•	maintaining a ratio of our bank liabilities to the total balance of AR, cash and cash equivalents and bank guarantees that were given for credit assurance, of no more than 40%; and
•	maintaining maximum balance of sold receivables of not more than $ 3 million.

Agreements with our Three Major Shareholders

On March 19, 2012, we entered into a series of agreements with our three major shareholders: (i) Lake Union Capital Management, LLC, referred to herein as Lake Union; (ii) Prescott Group Capital Management, LLC, referred to herein as Prescott; and (iii) Columbia Pacific Opportunity Fund, LP. These agreements include an Assignment and Assumption Agreement with respect to a $5 million loan previously extended to us by a financial institution and other lenders, an Amended Loan Agreement, a Bridge Loan Agreement and a Registration Rights Agreement. For more information about these agreements, see the section in the Registration Statement on Form F-3 entitled “The Transactions."

Cash and Cash Equivalents

As of September 30, 2012, we had cash and cash equivalents of $1.9 million and working capital of $2.2 million. As of December 31, 2011, we had cash and cash equivalents of $4.0 million and negative working capital of $1.7 million. The working capital increased primarily due to the decrease in short-term loans and the decrease in trade payables and other account payables. This was partially offset by the decrease of trade account receivables and cash and cash equivalent.

Net cash used in operating activities during the nine months ended September 30, 2012, was $4.0 million compared to $6.4 million during the nine months ended September 30, 2011. The change is primarily attributable to the significant decrease in our operating loss following the completion of the implementation of our cost saving plan. In addition, in the nine months ended September 30, 2012, we incurred negative cash flow, at an amount of $1.3 million, due to the change in operating assets and liabilities. In the nine months ended September 30, 2011 we had positive cash flow of $1.5 million. Trade receivables, net decreased by $755,000. The decrease was a result of the decrease in revenues and the collection of account receivables. This was offset by a decrease in trade payables and other payables at an amount of $1.4 million. Other receivables increased by $691,000.

Net cash provided by investment activities in the nine months ended September 30, 2012, was $7.0 million compared to net cash used for investment activities of $1.3 million in the nine months ended September 30, 2011. Cash provided by investment activities includes restricted cash of $4.1 million, proceeds from sales of subsidiaries and AppBuilder of $3.0 million, investments in fixed assets of $60,000 and proceeds from sale of property and equipment of $50,000. Net cash used for investment activities includes contingent consideration for previously purchased subsidiaries and activities of $1.2 million, investments in fixed assets of $161,000 and proceeds from sale of property and equipment of $32,000.

Net cash used in financing activities was $5.0 million in the nine months ended September 30, 2012 and $1.7 million during the nine months ended September 30, 2011, which consisted primarily from repayment of loans to the banks and to third party.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies.

During the nine months ended September 30, 2012, we received proceeds from the sale of AppBuilder in an amount of $1.4 million. As of December 15, 2012, $2.0 million is still held in escrow. Subject to the fulfillment of certain conditions, half of the outstanding balance of the escrow funds is expected to be released on December 31, 2012 and the remaining balance on December 31, 2013.

In addition, during the nine months ended September 30, 2012, we received proceeds from a sale of subsidiaries in an aggregate amount of $616,000.

Investment in property and equipment required to support our software development activities was comprised mainly of office reconstruction, computers and peripheral equipment and was $60,000 in the nine months ended September 30, 2012 and $161,000 in the nine months ended September 30, 2011. The decrease was primarily the result of the implementation of our cost savings plan and the decrease in the number of our employees.

In 2011 and the nine months ended September 30, 2012, we did not repurchase any of our shares. As of September 30, 2012, we had repurchased an aggregate of 592,810 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Some of the repurchased shares were allotted to employees and consultants in connection with the exercise of options and vesting of RSUs under our option and award plans. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 500,000 ordinary shares. We do not currently intend to make any additional repurchases under these two buy-back programs. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on December 19, 2012 was $4.29.

Contractual Commitments and Guarantees

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, of which warrants to purchase 127,928 ordinary shares are still outstanding. The adjusted exercise price of these warrants is $1.5634 per share.  Other warrants issued to the investors expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Registration Rights Agreement

In October 2002, we granted certain registration rights to Formula Systems (1985) Ltd., or Formula, our former controlling shareholder, Mr. Arie Kilman and another shareholder of Liraz, in a Share Exchange Agreement with those shareholders. Under this agreement, if we propose to register our ordinary shares under the Securities Act, each of these holders may request that we register his shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold. In 2007, Formula waived its rights under this agreement in connection with the sale of its shares of BluePhoenix.

Chief Scientist

Two of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2012, the contingent liability amounted to $310,000.

Ministry of Production in Italy

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of September 30, 2012, the remaining loan balance was approximately $208,000. Our subsidiary's operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2012 until 2015. Annual rental fees under current leases are approximately $270,000. In connection with the office leases, we issued bank guarantees of $10,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders” of our Form 20-F for 2011.

Effective Corporate Tax Rates

Under Israeli law, Israeli corporations are generally subject to 25% corporate tax. An Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence.

BLUEPHOENIX SOLUTIONS LTD.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2012	2011
	Unaudited
ASSETS	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$1,925	$3,997
Restricted cash	79	-
Trade accounts receivable, net	2,992	7,675
Other current assets	642	1,041
Total current assets	5,638	12,713
LONG TERM ASSETS:
Restricted deposit	-	3,428
Property and equipment, net	648	1,021
Goodwill (Note 3)	12,501	14,238
Intangible assets and other, net (Note 4)	755	3,000
Total long term assets	13,904	21,687
Total assets	$19,542	$34,400
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$275	$6,983
Accounts payable and accruals:
Trade	1,418	3,403
Deferred revenue	571	739
Other	1,206	3,272
Total current liabilities	3,470	14,397
LONG-TERM LIABILITIES:
Accrued severance pay, net	425	410
Loans from banks and others	281	3,945
Derivatives liabilities - warrants	326	53
Total long-term liabilities	1,032	4,408

Total liabilities	4,502	18,805

COMMITMENTS AND CONTINGENCIES (Note 5)
Equity :
Share capital	97	56
Additional paid-in capital	135,053	126,544
Accumulated other comprehensive loss	(1,537)	(1,537)
Accumulated deficit	(111,804)	(100,764)
Treasury shares - September 30, 2012- 261,250 December 31, 2011- 367,810 shares	(6,716)	(9,455)
BluePhoenix Shareholders’ Equity	15,093	14,844
Noncontrolling interest	(53)	751
Total equity	15,040	15,595
Total liabilities and equity	$19,542	$34,400

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,
	2012	2011
	Unaudited
	(in thousands, except per share data)
Revenues:
Services	410	2,802
Products	11,405	17,934
Total revenues	11,815	20,736
Cost of revenues:
Services	296	2,120
Products	8,236	13,570
Total cost of revenues	8,532	15,690
Gross profit	3,283	5,046
Research and development costs, net	1,255	3,422
Selling, general and administrative expenses	7,637	12,097
Gain on sales of subsidiaries and Appbuilder	(346)	-
Total operating expenses	8,546	15,519
Operating loss	(5,263)	(10,473)
Financial expenses, net	5,335	765
Other income, net	(580)	-
Loss before taxes on income	(10,018)	(11,238)
Taxes on income	174	78
Loss from continued operation	(10,192)	(11,316)
Net loss (profit) from discontinued operation )Note 6)	673	(97)
Net loss	(10,865)	(11,219)
Net income (loss) attributable to noncontrolling interest	175	(121)
Loss attributable to BluePhoenix	$(11,040)	$(11,098)
Net loss per share:
From continued operation, basic and diluted	$(1.48)	$(1.83)
From discontinued operation, basic and diluted	(0.10)	0.02
Attributable to the shareholders	$(1.58)	$(1.81)
Weighted average shares outstanding, basic and diluted	7,006	6,122

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited, in thousands)

	Nine months ended September 30,
	2012	2011
Net loss	$(11,040)	$(11,098)

Other comprehensive income	-	-

Total comprehensive loss	(11,040)	(11,098)

Comprehensive income attributable to the non-controlling interests	-	-

Comprehensive loss attributable to BluePhoenix shareholders	$(11,040)	$(11,098)

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Cost of Company shares held by subsidiaries	Accumulated deficit	Non controlling interest	Total
		(in thousands, except shares)

Balance at December 31, 2010 (audited)	5,930,048	$52	$126,901	$(1,537)	$(12,044)	$(68,388)	$1,058	$46,042

Net loss	-	-	-	-	-	(32,376)	(91)	(32,467)
Stock-based compensation	-	-	1,208	-	-	-	-	1,208
Dividend to noncontrolling interest	-	-	-	-	-	-	(216)	(216)
Issuance of shares	169,000	4	1,024	-	-	-	-	1,028
Vested RSUs	211,930	*	(2,589)	-	2,589	-	-	-

Balance at December 31, 2011 (audited)	6,310,978	56	126,544	(1,537)	(9,455)	(100,764)	751	15,595

Net loss	-	-	-	-	-	(11,040)	175	(10,865)
Sale of subsidiary	-	-	-	-	-	-	(979)	(979)
Stock-based compensation	-	-	1,408	-	-	-	-	1,408
Conversions of loans to equity	3,678,392	36	9,563	-	-	-	-	9,599
Exercise of warrants	76,758	*	282					282
Vested RSUs	482,642	5	(2,744)	-	2,739	-	-	-

Balance at September 30, 2012 (unaudited)	10,548,770	$96	$135,053	$(1,537)	$(6,716)	$(111,804)	$(53)	$15,040

* Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2012	2011
	Unaudited
	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,865)	$(11,219)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,558	3,415
Decrease in accrued severance pay, net	(16)	(720)
Stock - based compensations	1,408	947
Change in fair value of derivatives and discount amortization	4,824	(288)
Gain on sales of subsidiaries and Appbuilder	361	-
Loss on sale of property and equipment	12	-
Deferred income taxes, net	-	(14)
Long term receivable	-	(20)
Changes in operating assets and liabilities:
Decrease in trade receivables	755	5,025
Increase in other current assets	(691)	(334)
Decrease in trade payables	(1,106)	(1,371)
Decrease in other current liabilities and deferred revenues	(249)	(1,828)
Net cash used in operating activities	(4,009)	(6,407)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	4,031	-
Purchase of property and equipment	(60)	(161)
Proceeds from sale of property and equipment	50	32
Additional consideration of previously acquired subsidiaries	-	(1,163)
Proceeds from sales of subsidiaries and Appbuilder	2,950	-

Net cash provided by (used in) investing activities	6,971	(1,292)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(1,601)	(6,054)
Issuance of shares and loan	-	5,000
Exercise of warrants	120	-
Repayment of long-term loans	(3,553)	(426)
Dividend paid to noncontrolling interest	-	(217)

Net cash used in financing activities	(5,034)	(1,697)

NET DECREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUED OPERATION	(2,072)	(9,396)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,997	12,295

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,925	$2,899

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies:

A.
The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company” or "we") is an Israeli corporation, which operates in one operating segment of IT modernization solutions.

The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, , UK, Germany, Italy, Cyprus, Romania, and Israel.

B.
The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2011 are applied consistently in these financial statements except for the implementation of the following pronouncements :

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. The Company adopted the guidance commencing January 1, 2012.

Recently Issued Accounting Pronouncements:

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. This update had no impact on the Company consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies:

B.	(Cont.):

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU is intended to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply this amendment for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. ASU No. 2011-11 relates specifically to disclosures, it will not have an impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the FASB Accounting Standards Codification (Codification) in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. This update did not have an impact on the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 1 - Summary of Significant Accounting Policies (Cont.):

C.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012. The interim financial statements should be read in conjunction with the financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011.

Note 2 - Certain Transactions:

A.
On March 19, 2012, the Company entered into a series of agreements that became effective on May 4, 2012 with three of the Company's shareholders:  Lake Union, Prescott and Columbia, or the three shareholders, which include the following:

An Assignment and Assumption Agreement pursuant to which the rights and obligations of the lenders with respect to a $5 million loan granted to us in April 2011 and was due in May 2012, by a financial institution and other lenders, were purchased by the three shareholders in equal shares, subject to certain terms and conditions that will be effective following May 2012:

•	Due date on May 1, 2014 with a principal of 5 $ million and a quarterly interest rate of 6% per annum.
•
Accrued interest can be converted every three months either by the lenders or by the company into the company's ordinary shares. Upon conversion of the accrued interest, the number of shares will be determined according to the lower of 20-day volume weighted average price per share (three trading-days prior to the payment date- every quarter) or $3 per share.

•
Principal and accrued interest can be converted only by the lenders into the company's ordinary shares within 120 days of the closing date, upon conversion, the number of shares will be determined according to the lower of 30-day volume weighted average price per share (three trading-days prior to the closing date) and $3 per share.

•
Following 120 days in case of no conversion of the principal, the lenders will be entitled to the issuance of 18.7% of the Company’s outstanding share capital as of the date of issuance. Following 120 days the conversion rate will be changed, and the number of shares upon conversion will be based only on a price of $3 per share.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 2 - Certain Transactions (Cont.):

In addition, the three shareholders provided to us a $500 thousand bridge loan for one year bearing nominal interest of 7% per annum. The principal and the accrued interest can be converted into shares according to the lower of 30-day volume weighted average price per share prior to closing or 3$ per share.

The company concluded that the conversion option is to be bifurcated and accounted for as an embedded derivative. The fair value of the derivative upon closing amounted to $3.7 million.

During the second quarter of 2012 the three shareholders exercised their conversion right with respect to the two loans as abovementioned, and accordingly, the Company issued to Lake Union 1,221,027 ordinary shares, to Prescott 1,230,820 ordinary shares and to Columbia 1,226,545 ordinary shares based on the 1.56 $ per share which is the 30-day volume weighted average price per share prior to closing. Upon conversion the principal net of discount and the derivative amounted to $9.6 million were classified to equity.

An  additional loans of up to $1.5 million bearing an interest at a rate of 8% per annum, can be extended by the three shareholders no later than May 3, 2013 including conversion rights., insofar as so mutually agreed by the parties.

Registration Rights Agreement pursuant to which the Company are required to file a registration statementon Form F-3 to cover the resale of the ordinary shares issued upon conversion of the abovementioned loans and interest accrued thereon.

B.	In June, 2012, the company sold its holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550 thousand. As a result the company recorded a loss of 1,123 thousand.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 3 – Goodwill:

	September 30,	December 31,
	2012	2011
	Unaudited	Audited
	(in thousands)

Balance as of January 1.
Goodwill	$56,053	$69,152
Accumulated impairment losses at the beginning of the period	(41,815)	(32,183)

	14,238	36,969
Goodwill related to sale of Appbuilder	-	(13,099)
Goodwill related to the sale of subsidiaries	(1,737)	(9,632)

Balance as of	September 30	December 31
Goodwill	54,316	56,053
Accumulated impairment losses at the end of the period	(41,815)	(41,815)
	$12,501	$14,238

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS - Unaudited

Note 4 – Intangible Assets, net

		September 30,	December 31,
	Useful	2011	2010
	life	Unaudited	Aaudited
	years	(in thousands)
Original amount:
Technology	5	$46,266	$47,110
Customer related intangible assets	5-8	5,179	5,316
		51,446	52,426
Accumulated amortization:
Technology		46,091	45,202
Customer related intangible assets		4,600	4,224
		50,691	49,426
		$755	$3,000

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of September 30, 2012 is as follows:

(in thousands)

Q4 2012	266
2013	301
2014	163
2015	25
$755

*	Amortization of intangible assets (excluding deferred tax) amounted to $1,265, $5,414 and $2,950 thousand for the years ended September 30, 2012, 2011 and 2010 respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 5 - Commitments and contingencies:

A.
Commitments:

Chief Scientist. Two of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2009, the contingent liability that was not recognized amounted to $310 thousand.

Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of September 30, 2012 the remaining loan balance was $208 thousand.

Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of September 30, 2012, there are no outstanding bank guarantees on behalf of customers.

B.	Contingencies:

1.
In May 2011, the Tel-Aviv-Jaffa District Court dismissed the claim filed against the Company, in June 2003, by a former Liraz shareholder. The plaintiff applied to the court in order to approve the claim which was related to the acquisition of Liraz shares, as a class action. The claim was dismissed after a long period where the plaintiff has not made any action to proceed with the claim.

2.
The Company evaluates estimated losses for indemnifications due to product infringement under FASB Topic ASC 450 "Contingencies". At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and has not accrued any liabilities related to such indemnification obligations in the Company’s financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 6 - Discontinued Operation:

In May 2012, the Company completed the sale of the Company 51% share holdings in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.7 million. This sale was part of the Company strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans. Liacom met the definition of a component. Accordingly, the results of operations in the statement operations and prior periods results have been reclassified accordingly. As part the sale, the company realized a goodwill amounted to – $1.3 million based on the relative fair value of Liacom and the portion of the reported unit to be retained. The capital loss recorded upon sale of Liacom amounted to $703.

The following is the composition from discontinued operation:

	Nine months ended September 30,
	2012	2011

Revenues	$4,172	$9,251
Cost of revenues	4,000	8,788

Gross profit	172	463
Selling, general, and administrative expenses	137	298
Loss on realization of shareholdings	703	-
Operating profit (loss)	(668)	165
Financial expenses ,net	3	74
Profit before provision(benefit) for income taxes	(671)	91
Provision (benefit) for income taxes	2	(6)
Net profit (loss)	$(673)	$97

Including in the Consolidated Balance Sheets at September 30, 2012 and December 31, 2011 are the following major classes of assets and liabilities associated with discontinued operations:

	September 30	December 31
	2012	2011

Assets of discontinued operation:
Current	$-	$3,545
Noncurrent	$-	$81
Liabilities of discontinued operation:
Current	$-	$1,770
Noncurrent	$-	$141

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 7 – Subsequent Events:

In November 2012, the Company announced for the sale of the operations of BridgeQuest, Inc. in the amount of $20 thousands. The sale is part of a series of actions over the last year intended to shed less profitable business units of BluePhoenix